FOR IMMEDIATE RELEASE

TORONTO, ON, May 12, 2006 – Dundee Corporation (TSX:  DBC.SV.A), announced today in accordance with regulatory requirements that its subsidiary, Dundee Realty Corporation (“DRC”), has acquired through a treasury issuance an additional 450,000 LPB Units, Series 1 (“Units”) of Dundee Properties Limited Partnership (“DPLP”), a subsidiary of Dundee Real Estate Investment Trust (“Dundee REIT”).  Up to a further 100,000 additional Units are issuable to DRC depending upon the aggregate purchase price of properties acquired by DPLP prior to June 30, 2007.  The Units were issued in consideration for the disposition by DRC to DPLP of DRC’s interest in DPLP’s property management business.  The transaction is valued at approximately $13.25 million assuming an issuance of 500,000 Units.  Each DPLP Unit is exchangeable into one REIT Unit, Series A of Dundee REIT.  If all 550,000 DPLP Units are issued, Dundee Corporation, DRC and its affiliates would hold in the aggregate a 29.3% voting and equity interest in Dundee REIT.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 62% owned subsidiary, Dundee Wealth Management Inc., a company with $51 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation's real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include an approximate 29% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office, industrial and retail properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5665

or

Dundee Corporation

Joanne Ferstman

Chief Financial Officer

(416) 365-5010

Dundee Corporation Reports First Quarter 2006 Results

FOR IMMEDIATE RELEASE

May 12, 2006 - Dundee Corporation (DBC.SV.A - TSX) is reporting its financial results as at and for the three months ended March 31, 2006.  The interim unaudited consolidated financial statements, along with Management's Discussion and Analysis as at and for the three months ended March 31, 2006 will be filed on May 12, 2006.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President and Chief Executive Officer

(416) 365-5665

 or

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010